SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March 2006

NOVAMERICAN STEEL INC.
(Translation of Registrant’s Name into English)

6001 Irwin Street, LaSalle, Québec, Canada H8N 1A1
(Address of principal executive offices)

Commission File Number 0001046687

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F    ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K/A is being filed by Novamerican Steel Inc. (the “Corporation”) to amend the Form 6-K filed by the Corporation on February 24, 2006 (the “Form 6-K”). The purpose of this amendment is to (i) amend and restate the information under the sub-heading “Voting Shares and Principal Shareholders Thereof” in its entirety in order to correct the number of shares of the Corporation’s Common Stock held by Fidelity Management & Research Company; and (ii) to insert the following sentence to the end of the text under the sub-heading “Election of Directors” in order to clarify the Corporation’s exemption from NASDAQ rules concerning the makeup of its compensation and nominating committees: “The Corporation is exempt from the Nasdaq Marketplace Rules 4350(c) requirements that its Compensation Committee and Nominating Committee be comprised entirely of independent directors because the Corporation is a “controlled company” within the meaning of Nasdaq Marketplace Rule 4350(c)(5) as a result of Mr. D. Bryan Jones’ beneficial ownership of more than 50% of the Corporation’s common shares.”

Accordingly, the Form 6-K is hereby amended by (i) amending and restating the information under the sub-heading “Voting Shares and Principal Shareholders Thereof” in its entirety with text set forth elsewhere in this amendment; and (ii) inserting the following sentence to the end of the text under the sub-heading “Election of Directors”: “The Corporation is exempt from the Nasdaq Marketplace Rules 4350(c) requirements that its Compensation Committee and Nominating Committee be comprised entirely of independent directors because the Corporation is a “controlled company” within the meaning of Nasdaq Marketplace Rule 4350(c)(5) as a result of Mr. D. Bryan Jones’ beneficial ownership of more than 50% of the Corporation’s common shares.”

This Form 6-K/A does not change the other disclosures set forth in the Form 6-K/A as originally filed and, except as expressly indicated herein, does not reflect events occurring after or provide information subsequent to, the original filing date of the Form 6-K.

Voting Shares and Principal Holders Thereof

As at February 22, 2006, the Corporation had 10,450,000 common shares outstanding, being the only class of shares entitled to be voted at the Meeting. Each holder of such shares is entitled to one vote for each share registered in his/her name as at the close of business on February 17, 2006, being the date fixed by the Board of Directors of the Corporation for the determination of the registered holders of such shares who are entitled to receive the Notice of Annual Meeting of Shareholders enclosed herewith (the “Record Date”). In the event that such a shareholder transfers the ownership of any of his/her shares after the Record Date, the transferee of such shares shall be entitled to vote at the Meeting if he/she produces properly endorsed share certificates or otherwise establishes proof of his/her ownership of such shares and demands, not later than ten days before the Meeting, that his/her name be included in the list of shareholders entitled to vote. This list of shareholders will be available for inspection on and after the Record Date during usual business hours at the registered office of the Corporation and at the Meeting.

To the knowledge of the directors and officers of the Corporation, the following are the only persons who own, directly or indirectly, or exercise control or direction over, shares carrying 10% or more of the voting rights attached to all shares of the Corporation as at the date hereof (except as rated below):

Name	Number of common shares		Percentage of outstanding common shares owned, controlled or directed
D. Bryan Jones	5,675,426	(1)	54.3%
Scott B. Jones	1,385,282	(2)	13.3%
Fidelity Management & Research Company	1,250,000	(3)	12.3%

(1) Includes 4,491,669 shares owned by 3349942 Canada Inc., a Canadian corporation, all the shares of which are owned by D. Bryan Jones and the Jones Family Trust (a trust established under the laws of the Province of Ontario), 910,217 shares owned by 3414116 Canada Inc., a wholly-owned subsidiary of 3349942 Canada Inc. and 33,136 shares owned by 4273281 Canada Inc., a Canadian corporation, all the shares of which are owned by 3414116 Canada Inc. and 3414124 Canada Inc.

(2) Includes 1,104,966 shares owned by 3195538 Canada Inc., a Canadian corporation, all the shares of which are owned by Scott B. Jones, 257,935 shares owned by 3414124 Canada Inc., a wholly-owned subsidiary of 3195538 Canada Inc. and 6,136 shares owned by 4273281 Canada Inc., a Canadian corporation, all the shares of which are owned by 3414116 Canada Inc. and 3414124 Canada Inc.

(3) As of December 31, 2005, based solely on the most recent Schedule 13G/A filed by FMR Corp. et al. on February 14, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K/A to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVAMERICAN STEEL INC.

Date: March 23, 2005	By:	/s/ Christopher H. Pickwoad
Christopher H. Pickwoad
Chief Executive Officer and Executive Vice President